Joint Filing Agreement,
Dated as of January 24, 2007

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Suang-Yi Pai and Min-Tan Yang on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, no par value per share, of Kid Castle Educational Corporation and that this Agreement be included as an exhibit to such joint filing.  Each of the undersigned agrees that any amendments to this filing by any of the undersigned will be a filing on behalf of all of the undersigned. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24 day of January, 2007.

Suang-Yi Pai	Min-Tan Yang
/s/ Suang-Yi Pai	/s/ Min-Tan Yang